53rd at Third
885 Third Avenue
New York, New York 10022-4834
Tel: +1.212.906.1200 Fax: +1.212.751.4864
www.lw.com

FIRM / AFFILIATE OFFICES
	Beijing	Moscow
	Boston	Munich
	Brussels	New York
	Century City	Orange County
	Chicago	Paris
February 1, 2019	Dubai	Riyadh
	Düsseldorf	Rome
	Frankfurt	San Diego
	Hamburg	San Francisco
	Hong Kong	Seoul
	Houston	Shanghai
	London	Silicon Valley
	Los Angeles	Singapore
	Madrid	Tokyo
	Milan	Washington, D.C.

CONFIDENTIAL SUBMISSION

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE Washington, DC 20549

RE: Confidential Submission of Draft Registration Statement on Form F-1 for Fiverr International Ltd.

Ladies and Gentlemen:

On behalf of Fiverr International Ltd., a private company with limited liability incorporated under the Companies Law, 5759-1999 of the State of Israel (the “Company”), we hereby confidentially submit a draft Registration Statement on Form F-1 (the “Registration Statement”) of the Company as an “Emerging Growth Company” pursuant to Title I, Section 106 under the Jumpstart Our Business Startups Act of 2012 and Section 24(b)(2) of the Securities Exchange Act of 1934 for non-public review by the Staff of the U.S. Securities and Exchange Commission (the “Staff”) prior to the public filing of the Registration Statement.

Pursuant to Section 71003 of the Fixing America’s Surface Transportation Act and based on guidance issued by the Staff in connection therewith, the Company is omitting from the Registration Statement its annual financial statements as of and for the year ended December 31, 2016 as well as unaudited interim financial information as of and for the period ended June 30, 2018, because it reasonably believes that such financial statements will not be required to be included in the Registration Statement at the time of the contemplated offering.

If you have any questions with respect to this confidential submission, please call me at (212) 906-1281.

Best regards,

/s/ Marc D. Jaffe
Marc D. Jaffe
of LATHAM & WATKINS LLP

Enclosure

cc:	Micha Kaufman, Fiverr International Ltd.
Ofer Katz, Fiverr International Ltd.
Ian D. Schuman, Latham & Watkins LLP
Joshua Kiernan, Latham & Watkins LLP
Adam J. Gelardi, Latham & Watkins LLP